PREMIERE Group, One of the Nation's Largest and Fastest Growing
Mega Teams, Joins The Real Brokerage

PREMIERE brings $650 million in sales across 20 states to the fastest-growing, publicly traded brokerage

TORONTO & NEW YORK - January 22, 2024 - The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing, publicly traded real estate brokerage, today announced that the PREMIERE Group, one of the nation's largest and most successful mega teams, has joined the company. Founded as a new kind of brokerage by successful entrepreneur and technologist David Keener and ranked as the No.1 mega team in the U.S. at one of the nation's largest brokerage firms based on closed transactions in 2023, PREMIERE brings nearly $650 million in sales across 20 states since its founding in 2017.

Acting as a brokerage within a brokerage, PREMIERE has set itself apart among other large teams by investing 100% of its profits back into its agents and offering a cloud-based model with a state-of-the-art technology platform, low splits, revenue sharing and expansive marketing and operations resources. To encourage a sense of community without brick and mortar offices, PREMIERE has team leaders in each of the markets in which it operates.

"Dave's decision to bring PREMIERE to Real is a monumental testament to the Real model and what our company offers top teams," Real President Sharran Srivatsaa said. "In less than three years, Dave and his team have grown PREMIERE from less than two dozen agents to more than 200. His vision of building a tech-first, agent-centric brokerage aligns with our mission at Real. I'm thrilled to welcome Dave and the entire PREMIERE team to Real and to be able to provide a platform that helps them achieve their national expansion goals in a manner that supports their culture and dedication to serving clients."

Based in Greensboro, N.C., PREMIERE holds the distinction of being named to the prestigious 2023 RealTrends + Tom Ferry's The Thousand list, ranking in the top 0.5% of the more than 1.5 million Realtors® nationwide. In 2023, PREMIERE closed 1,315 home sales valued at more than $303 million and ranked as the top mega team at one of the nation's largest brokerage firms.

A successful investor, entrepreneur and founder of technology companies that have sold for a combined value of over $240 million, Keener founded the PREMIERE Group in 2017 with a belief that agents and their clients were underserved from a technology standpoint.

"PREMIERE was built to be a different kind of brokerage team, so this was not a move we entered lightly. It was important to us to be able to maintain the values that differentiate PREMIERE," Keener said. "After looking at a lot of models, Real is the only brokerage ideally set up for teams - it's not only got a strong agent-centric culture that offers wealth-building opportunities, the Real platform is designed to ensure agents provide a great experience for clients."

Since making the decision to expand beyond North Carolina in 2021, PREMIERE has grown from 20 agents to more than 250 agents in 38 markets across 20 states by offering an agent-centric model that includes financial incentives as well as an operational platform and culture not typically found in cloud-based companies. The team's coverage area spans the entire East Coast, south to Texas and as far west as California. PREMIERE's goal is to be in all 50 states by the end of 2025.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports more than 14,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

press@therealbrokerage.com